Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex: Cimfran 610 823 F

RECEIVED
2005 AUG 23 P 1:-1
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXEMPTION NUMBER FILE N° 82.3336

05010664

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

Paris la Défense,
August 17th, 2005

SUPPL

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press Information :

- July 25th 2005
- August 05th 2005

PROCESSED
AUG 2 5 2005
THOMSON FINANCIAL

Sincerely yours.

Finance Department Manager

F. MOREAU

Personal copy : Miss Sandra FOLSON

Press release

Ciments Français
Italcementi Group

Paris, 25 July 2005

CONSOLIDATED SALES ON JUNE 30, 2005

Consolidated sales for the 1st half of 2005 reached **1,675 million euro**, up 10.2% compared with the 1st half of 2004.
The exchange effect is practically nil (-2.3 million euro) and the perimeter effect amounts to 3.5% (52.7 million euro) owing to the first consolidation of Egypt as of 1st April 2005.

On a like for like basis, sales for the 1st half 2005 are 6.9% higher than those of the 1st half 2004.

BREAKDOWN BY GEOGRAPHICAL AREA

	June 30th				
In M€	**2005**	**2004 restated IFRS**	**2004 published**	*% 2005vs 2004 IFRS*	*% 2005vs 2004 IFRS (1)*
European Union	932	912	912	*2.2*	*2.2*
North America	265	245	245	*8.4*	*13.4*
Asia	120	111	111	*8.6*	*11.7*
Mediterranean countries (2)	289	192	196	*50.3*	*15.6*
Trading	68	60	60	*13.6*	*15.0*
TOTAL	**1,675**	**1,520**	**1,524**	***10.2***	***6.9***

(1) On a like-for-like basis
(2) Outside the E.U, Egypt consolidated as of April 1st 2005

BREAKDOWN BY ACTIVITY

In M€	June 30th				
	2005	**2004 restated IFRS**	**2004 published**	*% 2005vs 2004 IFRS*	*% 2005vs 2004 IFRS (1)*
Cement and Clinker	1,109	978	981	*13.4*	*8.8*
Aggregates/Ready-Mixed	524	503	504	*4.3*	*3.3*
Others	42	39	39	*6.9*	*4.5*
TOTAL	**1, 675**	**1,520**	**1,524**	***10.2***	***6.9***

(1) On a like-for-like basis

Volumes and prices evolved favorably throughout the 2nd quarter 2005 except in Greece. This progression more than offsets the negative weather impact of the 1st quarter in the European Union.

In a favorable business climate, US sales benefited from significant selling price increases.

Volumes in the emerging countries in Asia and the Mediterranean Rim developped satisfactorily, particularly in Morocco and Turkey.

The Ciments Français Board will meet next September 14 to examine the 1st half 2005 consolidated accounts.

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax : + 33(0)1 42 91 77 20

Investors Relations:
Tel : +33(0)1 42 91 76 76
Media Relations:
Tel :+33(0)1 42 91 75 20

Ciments Français
Italcementi Group

AGREEMENT SIGNED FOR THE PURCHASE OF THE EGYPTIAN COMPANY ASEC CEMENT

Paris, 5 August 2005 – Ciments Français, at the end of the due diligence period envisaged in the agreement announced on 13 June, has finalized an agreement for the purchase of 68.7% stake in ASEC Cement Company, the fifth largest cement company listed on the Cairo and Alexandria Stock Exchange, at a price of 29 EGP per share.

The acquisition of ASEC Cement will be completed through Suez Cement Company, the Egyptian company, of which Ciments Français acquired the control at the start of this year. The transaction provides that Suez Cement will launch a public tender offer within the first fortnight of August for the whole share capital of ASEC Cement at the price of 29 EGP per share, in line with its current share price. The company's capitalization is approximately 590 million dollars.

The acquisition, which will be carried out in cooperation with other local and international partners - including the Italian company Cementi Rossi - means for Ciments Français an investment of approximately 145 million dollars. The total value of ASEC Cement is around 800 million dollars, which corresponds to around 8.3 times the estimated EBITDA for the current year.

This operation will allow Ciments Français to reinforce its leadership in Egypt, the fourth largest market in the Mediterranean rim in terms of cement consumption. Through the combination of the two Egyptian companies, ASEC Cement and Suez Group, running 5 plants (3 by Suez Group and 2 by ASEC Cement), Ciments Français production capacity in the country will increase to over 12 million tons of clinker per year with a domestic market share of more than 30% for grey cement and 50% for white cement.

*****

ASEC Cement Company is currently the fifth largest Egyptian cement producer (approximately 4 million tons of clinker) and the second largest in terms of exports. It has two manufacturing facilities (Helwan and El Minya both ISO 9002 and ISO 14001 certified) which enable the production of both grey cement and white cement. In 2004 it recorded consolidated net sales of 871 million EGP (over 113 million euro) and EBITDA of 351 million EGP (over 45 million euro), employing around 1,670 people. ASEC Cement currently holds an 8.4% share of the domestic market.

Suez Cement Group is the main Egyptian operator in the cement sector, with a market share of more than 22%. It runs three sites (Suez, Quattamiah and Tourah, all equipped with modern production lines) with a total capacity of approximately 8 million tons of clinker. In 2004 Suez reported consolidated net sales of 1.49 billion EGP (approximately 194 million euro) and operating income of 506 million EGP (approximately 66 million euro).

Ciments Français is the subholding of **Italcementi Group** for the international activities, one of the primary cement producers worldwide and the leading player in the Mediterranean Basin with production capacity of some 70 million tons. Business is focused on cement (more than 60% of turnover) together with the production of ready mixed concrete and aggregates. With consolidated net sales of 4,527 million euro in 2004, Italcementi Group combines the experience, know-how and cultures of 19 countries, employing over 17,000 people. The manufacturing base consists of 60 cement plants, 12 grinding centers, 4 terminals, 155 aggregate quarries and 561 ready mixed concrete centers.

On the internet :

Ciments Français : www.cimfra.com
Italcementi : www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Defense cedex
Tel : +33(0)1 42 91 75 00
Fax : + 33(0)1 42 91 77 20

Investors Relations :
Tel : +33(0)1 42 91 76 76
Media Relations :
Tel : +33(0)1 42 91 75 20